EXHIBIT 11

                          COMPUTATION OF LOSS PER SHARE



                                                         2001          2000
                                                         ----          ----

Net loss from continuing operations (a)             ($4,465,503)    ($2,722,701)

Preferred stock dividends                              (157,600)       (188,709)
                                                     -----------    ------------

Net loss from continuing operations applicable to
   common shareholders (a)                           (4,623,103)     (2,911,410)

Loss from discontinued operations (a)                  (867,853)       (683,088)
                                                    ------------    ------------
Net loss applicable to common shareholders          ($5,490,956)    ($3,594,498)
                                                    ============    ============

Basic and dilutive loss per common share:

       Continuing operations (a)                         ($0.52)         ($0.28)
       Discontinued operations (a)                        (0.10)         ( 0.06)
                                                    ------------    ------------
                  Total                                  ($0.62)         ($0.34)
                                                    ============    ============



Weighted average number of common shares used in
   computing basic and dilutive loss
   per common share                                   8,887,631      10,439,887
                                                    ============    ============


(a) During the fourth quarter of 2001, the Company's Board of Directors decided to discontinue the Company's Online Services segment and as a result, the operating results relating to the Online Services segment have been segregated from continuing operations. Prior years' amounts have been restated to conform to the current year presentation.